Spherix Incorporated

One Rockefeller Plaza

New York, New York 10020

July 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Folake Ayoola

Re:	SPHERIX INCORPORATED

Preliminary Proxy Statement on

Schedule 14A Filed June 19, 2019

File No. 000-0557

Dear Mr. Ayoola:

Spherix Incorporated (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 2, 2019, regarding the Company’s Schedule 14A previously filed on June 19, 2019 (the “Proxy”) for the Staff’s confidential review.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Preliminary Proxy Statement

General

1.	Please revise to provide pro forma financial information related to the acquisition of substantially all of the assets of CBM or tell us why you believe such financial information is not material. For guidance, please refer to Note A to Schedule 14A, Item 14 of Schedule 14A, and Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations. In this regard, we note that you will issue $7 million of the company's securities and pay $1 million in cash consideration, which amount you indicate will be held back at the closing until certain equity financing milestones are met. Please expand your disclosure to discuss the equity financing.

RESPONSE:

We do not believe that pro forma financial information related to the Company’s acquisition of substantially all of the assets of CBM BioPharma, Inc. (“CBM”) is required based upon the following:

The assets to be acquired in the CBM transaction do not have any associated revenues, and we understand that the focus of the SEC’s rules in this area is whether the revenue producing activity associated with the acquired assets will remain generally the same after the acquisition.  Moreover, any historical financial statements would merely reflect the expenses of developing CBM’s lead compound and conducting the clinical trials, and would be irrelevant to future operations and revenues and expenses expected to result from the commercialization of the compound.  In addition, there are no physical facilities, distribution systems, sales force, or customers being transferred.  Also, now that the acquisition is taking the form of an asset purchase rather than a merger, the Company is no longer acquiring a legal entity, therefore we believe that the facts in this particular circumstance overcome the presumption that a business has been acquired.

Regulation S-X 3-05 specifies the SEC’s requirements for audited financial statements of businesses acquired or to be acquired, while Article 11 specifies required pro forma financial information.  These requirements only apply to the acquisition of a “business” – not to the acquisition of unrelated assets.

In response to the Staff’s comment, we have revised the Proxy in the sections entitled, “The Acquisition –– Structure of the Acquisition,” “The Acquisition,” “The Asset Purchase Agreement” and “CBM’s Development Plan” to expand our disclosure of the assets of CBM being acquired by the Company.

Additionally, we have revised the Proxy on pages 1, 26, 31, 45 and 51 to expand on disclosure of the equity financing milestones that must be met in order for the cash portion of the purchase consideration to be paid to CBM.

*****

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Sarah Williams, Esq. at swilliams@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Anthony Hayes
Anthony Hayes, Chief Executive Officer Spherix Incorporated

cc:	Ellenoff Grossman & Schole LLP